December 19, 2018

Tran Nguyen
Chief Operating Officer and Financial Officer
Prothena Corporation plc
Adelphi Plaza
Upper George's Street
D n Laoghaire
Co. Dublin, A96 T927, Ireland

       Re: Prothena Corp plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 6, 2018
           File No. 001-35676

Dear Mr. Nguyen:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements
8. Significant Agreements
Celgene Collaboration Agreement, page 18

1. Please provide the following information so we may further evaluate your accounting treatment for the Celgene Collaboration Agreement.
         You state that at inception of the collaboration, you did not have material, distinct performance obligations, as you were not obligated to transfer US or Global licenses.
           However, Article 7 of the Master Collaboration Agreement states that "Prothena
 Tran Nguyen
FirstName LastNameTran Nguyen
Prothena Corporation plc
Comapany19, 2018
December NameProthena Corporation plc
December 19, 2018 Page 2
Page 2
FirstName LastName
             hereby grants to Celgene a non-exclusive, worldwide, fully-paid up, royalty-free right and license with the right to grant sublicenses under the Prothena IP for Celgene to conduct its activities and perform its obligations under this Agreement," which appears to have occurred on March 20, 2018. In addition, Article 7 indicates that you granted a research and development license to Celgene. Explain this apparent inconsistency and how these two licenses will be utilized by Celgene in its own research activities.
             Explain the factors that you considered in concluding that the following activities did not constitute material performance obligations at inception: the two licenses granted by you to Celgene, your responsibilities to participate on the joint steering committee, your responsibilities to conduct research activities at its direction and your responsibilities to prosecute, maintain and enforce Prothena Collaboration Patents and
             Program Patents.
             You state that the Company is responsible for all research and development activity through completion of Phase 1 clinical studies. However, you also state that the
             Company is not obligated to perform development activities under the development plan during preclinical and Phase 1 clinical trials. Explain this apparent inconsistency.
             Explain how the discovery, preclinical and clinical development activities to be performed by you "at the Company discretion" will be coordinated with joint steering committee decisions, related Celgene research activities and Celgene's acquisition of viable collaboration programs through exercise of its US Rights. You state that the initial transaction price of $110.2 million will be deferred until
             "Celgene exercises the US Right and receives control of the US license." Furthermore, you state that the total transaction price will be allocated to each of the Company's performance obligations "at the point that Celgene receives the license for each program." Provide a more detailed explanation of the triggering events and expected timing for this revenue recognition process, including any activity measures that you expect to utilize. In this regard, tell us your estimate of the number of collaboration programs, for which you expect to complete Phase 1 clinical trials over the six year-
             term of the Agreement that in turn would be acquired by Celgene through exercise of its US Rights.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tran Nguyen
Prothena Corporation plc
December 19, 2018
Page 3

      You may contact Tabatha McCullom at 202-551-3658 or Frank Wyman at
202-551-
3660 with any questions.



FirstName LastNameTran Nguyen                        Sincerely,
Comapany NameProthena Corporation plc
                                                     Division of Corporation
Finance
December 19, 2018 Page 3                             Office of Healthcare &
Insurance
FirstName LastName